   Goldman Sachs ETF Trust | 200 West Street | New York, NY 10282-2198

June 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Trust”)

Request for Withdrawal of Post-Effective Amendments

File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number

482	11/30/2022	485APOS	0001193125-22-295206

515	2/9/2023	485BXT	0001193125-23-030093

523	3/9/2023	485BXT	0001193125-23-066096

531	4/5/2023	485BXT	0001193125-23-092112

541	5/4/2023	485BXT	0001193125-23-135767

549	6/1/2023	485BXT	0001193125-23-158849

551	6/15/2023	485BXT	0001193125-23-167724

560	7/13/2023	485BXT	0001193125-23-186560

569	8/10/2023	485BXT	0001193125-23-208590

579	9/7/2023	485BXT	0001193125-23-230482

591	10/5/2023	485BXT	0001193125-23-251543

598	11/2/2023	485BXT	0001193125-23-269044

605	11/30/2023	485BXT	0001193125-23-285956

619	12/28/2023	485BXT	0001193125-23-304965

625	1/25/2024	485BXT	0001193125-24-015186

628	2/22/2024	485BXT	0001193125-24-042735

632	3/21/2024	485BXT	0001193125-24-073561

638	4/18/2024	485BXT	0001193125-24-100518

644	5/16/2024	485BXT	0001193125-24-140296

These Post-Effective Amendments relate to a series of the Trust, Goldman Sachs Access Treasury 0-6 Month ETF. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Stephanie Capistron of Dechert LLP, at (617) 728-7127.

Sincerely,

/s/ Robert Griffith

Robert Griffith
Secretary